Exhibit 99.5

News Release For Immediate Release

Storm Cat Energy Announces Additional Financing

CALGARY, AB and DENVER – (PR Newswire) – November 21, 2005 – Storm Cat Energy Corporation (AMEX: SCU; TSX.V: SME) today announced that it has entered into an agreement to augment its recent U.S. private placement that closed on October 25, 2005 with a raise of an additional U.S. $5 million from a single investor and existing shareholder.

Such investor participated in the Corporation’s October 25th financing, and this new financing will be on the same terms and conditions as the October 25th financing.  This additional private placement will consist of the sale of 2,325,581 common shares of the Corporation at a price of U.S. $2.15 per share, resulting in gross proceeds to the Corporation of U.S. $5 million.  In addition to the common shares, the investor will receive a common share warrant exercisable for three tenths (3/10) of a common share, for each common share purchased each full warrant will be exercisable until October 25, 2007 at an exercise price of U.S. $2.52 per share. In connection with this financing, the Corporation has agreed to pay placement agent fees in cash in the amount of U.S. $300,000.

The closing of the financing is subject to the acceptance of the TSX Venture Exchange and satisfaction of customary terms and conditions.

Storm Cat will use the net proceeds from the financing to further develop its exploration and drilling program in the Powder River Basin, Wyoming where two drilling rigs are active, in Elk Valley, British Columbia, Canada where the second exploratory well is being drilled, and ongoing exploratory work in Saskatchewan, Canada and the Cook Inlet, Alaska.

This private placement will be covered by the same registration rights agreement entered into with respect to the October 25th financing and requires the Corporation to file with the SEC a Registration Statement covering the common shares issued, including any common shares issued upon exercise of the warrants, by December 31, 2005.  If the Registration Statement is not filed by December 31, 2005 or is not declared effective by the SEC by April 20, 2006, then the Corporation will be liable to make pro rata payments to each investor who is a party thereto in an amount equal to 1.0% of the aggregate amount invested by such investor for each 30-day period or pro rata for any portion thereof following such deadlines.

The securities offered in the private placement have not been registered under the United States Securities Act of 1933 or any state securities laws, and unless so registered may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws.  This press release is issued pursuant to Rule 135(c) of the Securities Act of 1933, and does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the common shares or warrants in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

DENVER, COLORADO  Suite 510, 1400–16th Street  |  Denver, Colorado, USA 80202  |  Tel (303) 991-5070   Fax (303) 991-5075

CALGARY, ALBERTA  Suite 200, 209–8th Ave SW |  Calgary, Alberta, Canada T2P 1B8  |  Tel (403) 451-5070
Fax (403) 451-5075

MONGOLIA  Suite 21, P.M. Amar’s Street 2  |  Tavan Bogd Plaza, Sukhbaatar District  |  Ulaanbaatar, Mongolia  |
Tel 976-11-33-0464

About Storm Cat Energy

Storm Cat Energy is an independent oil and gas company focused on exploration and development of large unconventional gas reserves from fractured shales, coal beds and tight sand formations.  The Corporation has producing properties in Wyoming’s Powder River Basin, exploitation and development acreage in Canada and Alaska, and high-risk, high-reward exploration acreage in Mongolia.  The Corporation’s shares trade on the American Stock Exchange under the symbol “SCU” and in Canada on the TSX Venture Exchange under the symbol “SME.”

Company Contact Information:

Scott Zimmerman, President and Chief Executive Officer

Paul Wiesner, Chief Financial Officer

Phone: 87-STORMCAT

www.stormcatenergy.com

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President and Chief Executive Officer

Caution Regarding Forward-Looking Statements

This publication contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995.  Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it; and involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors affecting the Company’s operations, markets, products and prices and other risk factors.  Words such as “anticipates”, “expects”, “intends”, “plans”, “believes” or similar expressions are intended to identify forward-looking statements.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the Company’s need for and ability to obtain additional financing, the ability to attract and retain experienced personnel, the ability to maintain the Company’s listing on the American Stock Exchange, the ability to use the net proceeds from this financing on the properties listed above and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F filed with the Securities and Exchange Commission on July 1, 2005.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY
FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.